UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

CARTESIAN, INC.
(Name of Subject Company)

CARTESIAN, INC.
(Name of Person Filing Statement)

Common Stock, $0.005 par value per share
(Title of Class of Securities)

146534102
(CUSIP Number of Class of Securities)

Jim Serafin
Chief Executive Officer
Cartesian, Inc.
7300 College Boulevard, Suite 302
Overland Park, Kansas 66210
(913) 345-9315

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Katherine J. Blair Manatt, Phelps & Phillips, LLP 11355 W. Olympic Blvd., Los Angeles, CA 90064 (310) 312-4252	Alan M. Noskow Manatt, Phelps & Phillips, LLP 1050 Connecticut Ave. NW, Suite 600 Washington, DC 20036 (202) 585-6525

☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 10, 2018 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Cartesian, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Cartesian Holdings, Inc., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Cartesian Holdings, LLC, a Delaware limited liability company ("Parent"), to purchase, subject to certain conditions, any and all of the outstanding Shares at a purchase price of $0.40 per Share, net to the seller in cash (which we refer to as the "Offer Price"), without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 10, 2018 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" which, together with the Offer to Purchase, and other related materials, as each may be amended or supplemented from time to time, constitutes the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on April 10, 2018 by Merger Sub and Parent (together with any amendments and supplements thereto, the "Schedule TO").

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the section entitled “Cautionary Note Regarding Forward-Looking Statements” a new section as follows:

"Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at one minute after 11:59 p.m. New York City time on May 11, 2018. The depositary for the Offer has indicated that, as of the expiration of the Offer, a total of 7,200,990 Shares (excluding 1,465 Shares with respect to which notices of guaranteed delivery were delivered but which Shares were not yet delivered) have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 76.7% of the outstanding Shares as of the Expiration Time. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition. All conditions to the Offer having been satisfied, Merger Sub has accepted for payment and will promptly pay for all such Shares in accordance with the Offer.

Because less than 90% of the outstanding Shares were purchased in the Offer, the Company expects to call the Company Shareholder Meeting to approve the Merger Agreement as soon as practicable."

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

CARTESIAN, INC.

	By:	/s/ Jim Serafin

		Name:	Jim Serafin
		Title:	Chief Executive Officer

Dated: May 15, 2018